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U.S. SECURIT[barcode]MISSION
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02018467

FACING PAGE

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-44814

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RECD S.E.C.
MAR 0 1 2001
519

Official Use Only

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P. O. Box No.)*

5933 W. Century Blvd., Suite 900
(No. and Street)

Los Angeles	California	90045
(City)	*(State)*	*(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer — (310) 670-0800
(Name & Title) — *(Area Code - Telephone No.)*

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

350 S. Grand Avenue	Los Angeles.	California	90071-3462
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3-13-02 SS

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Associated Securities Corp., as of December31, 2001, and for the year then ended, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NANETTE D. OVEJERA
Commission # 1332020
Notary Public - California
Los Angeles County
My Comm. Expires Nov 27, 2005

Notary Public

Signature
Treasurer

This report * contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not applicable).
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a Separate document).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)
(SEC I.D. No. 8-44814)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed in Accordance with Rule 17a-5(e)(3) as a **Public Document.**

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Associated Planners Securities Corporation of Nevada, Inc.:

We have audited the following financial statements of Associated Planners Securities Corporation of Nevada, Inc. (a wholly owned subsidiary of Associated Financial Group, Inc.) (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Associated Planners Securities Corporation of Nevada, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, of Associated Planners Securities Corporation of Nevada, Inc. as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 8, 2002

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 284,093
Investments, at estimated fair value	13,100
Commissions receivable	4
TOTAL	$ 297,197

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 8,553
Payable to Parent	107,939
Deferred taxes	2,771
Total liabilities	119,263
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 2,500 shares authorized, issued, and outstanding	2,500
Additional paid-in capital	377,500
Deficit	(202,066)
Total stockholder's equity	177,934
TOTAL	$ 297,197

See accompanying notes to financial statements.

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$319,933
Interest	108
Total revenues	320,041
EXPENSES:	
Commissions	293,936
General and administrative	38,113
Total expenses	332,049
LOSS BEFORE BENEFIT FROM INCOME TAXES	(12,008)
BENEFIT FROM INCOME TAXES	3,251
NET LOSS	$ (8,757)

See accompanying notes to financial statements.

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2001	$ 2,500	$ 327,500	$ (193,309)	$ 136,691
Net loss			(8,757)	(8,757)
Contributed capital		50,000		50,000
BALANCE, DECEMBER 31, 2001	$ 2,500	$ 377,500	$ (202,066)	$ 177,934

See accompanying notes to financial statements.

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,757)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	1,745
Changes in assets and liabilities:	
Commissions receivable	2,926
Commissions payable	(8,425)
Payable to Parent	98,904
Net cash provided by operating activities	86,393
CASH FLOWS FROM FINANCING ACTIVITY -	
Contributed capital	50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	136,393
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	147,700
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 284,093

See accompanying notes to financial statements.

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Associated Planners Securities Corporation of Nevada, Inc. (the "Company") was formed on April 1, 1992 to operate as a nonclearing registered broker/dealer member of the National Association of Securities Dealers, Inc. The Company sells only variable annuities and insurance products, exclusively in the State of Nevada.

The Company is a wholly owned subsidiary of Associated Financial Group, Inc. (the "Parent"). The Parent is an indirect, wholly owned subsidiary of Pacific Life Insurance Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents - The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Commissions Receivable and Payable - Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Investments - Investments consist of warrants, which are valued at estimated fair value as determined by management.

Insurance Transactions - Commission revenue and expenses related to insurance investments are recorded on an accrual basis and life insurance products are recorded when the policies are issued.

Income Taxes - The Company is included in federal and state income tax returns filed by Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense or benefit under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated income tax provision. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the benefit from income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of changes in tax laws.

Comprehensive Income - There are no differences between comprehensive income and net income on the accompanying statement of operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - Effective January 1, 2001, the Company adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133*, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 made certain changes to the hedging provisions of SFAS No. 133. Adoption of SFAS No. 133, as amended, did not have a material impact on the Company's financial statements.

Effective April 1, 2001, the Company adopted the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125*. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. Adoption of SFAS No. 140, as amended, did not have a material impact on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $164,830, which was $156,879 in excess of its required net capital of $7,951. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.

4. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

5. INCOME TAXES

The benefit from income taxes included in the statement of operations for the year ended December 31, 2001 consists of the following:

Federal:	
Current	$ 5,166
Deferred	(1,334)
Total federal	3,832
State:	
Current	(170)
Deferred	(411)
Total state	(581)
Total benefit from income taxes	$ 3,251

A comparison of income tax amounts at the federal statutory rate of 35 percent in 2001 to the benefit from income taxes is as follows:

Amount computed at the statutory rate	$ 4,203
State income tax, net of federal benefit	690
Other	(1,642)
Total benefit from income taxes	$ 3,251

The net deferred tax liability relates to the federal tax effect of timing of the recognition of state income taxes.

6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2001, the Company was charged $ 27,731 for general and administrative expenses incurred by related parties on the Company's behalf.

The payable to the Parent is non-interest bearing and due on demand.

In 2001 the Parent contributed $50,000, which was recorded as additional paid-in capital.

* * * * * *

ASSOCIATED PLANNERS SECURITIES CORPORATION OF NEVADA, INC.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL -	
Total stockholder's equity from the statement of financial condition	$ 177,934
DEDUCTIONS AND/OR CHARGES -	
Nonallowable assets included in the statement of financial condition:	
Investments	13,100
Other assets	4
NET CAPITAL	$ 164,830
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 8,553
Payable to Parent	107,939
Deferred taxes	2,771
TOTAL AGGREGATE INDEBTEDNESS	$ 119,263
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.72 to 1
MINIMUM NET CAPITAL REQUIRED (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 7,951
EXCESS NET CAPITAL	$ 156,879
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in the Company's Part II (Unaudited) FOCUS Report	$ 166,472
Adjustments to record effect of benefit from income taxes	(1,642)
NET CAPITAL, Per above	$ 164,830

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 8, 2002

To the Board of Directors of
Associated Planners Securities Corporation of Nevada, Inc.:

In planning and performing our audit of the financial statements of Associated Planners Securities Corporation of Nevada, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including controls activites for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP